FOR IMMEDIATE RELEASE

CHINAGROWTH NORTH ACQUISITION CORPORATION FILES UPDATED
INVESTOR PRESENTATION ON FORM 6-K

Beijing, China, July 31, 2008 - ChinaGrowth North Acquisition Corporation (“CGNAC”; OTC Bulletin Board: CGNYF) announced that it has filed an updated investor presentation on Form 6-K with the SEC with regard to its proposed acquisition of UIB Group Limited (“UIB” or the “Company”). The updated information can be found by visiting the SEC website at www.sec.gov.

ABOUT CHINAGROWTH NORTH ACQUISITION CORPORATION
ChinaGrowth North Acquisition Corporation is a Cayman Islands company that completed its initial public offering on January 23, 2007. CGNAC was formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or control, through contractual arrangements, an operating business having its primary operations in the People's Republic of China in any city or province north of the Yangtze River. However, in the event ChinaGrowth South Acquisition Corporation, an entity formed by our principals simultaneously with our incorporation, executes a definitive acquisition agreement, then CGNAC may pursue acquisition opportunities south of Yangtze River. CGNAC is a foreign private issuer, whose preliminary proxy materials are not subject to review by the Securities and Exchange Commission.

ABOUT UIB
The Company began its insurance intermediary business in 2001. UIB is one of the leading insurance brokerage companies in China, which has built a solid reputation as a provider of risk management services in the Chinese education sector. The Company was ranked the third largest insurance brokerage company in terms of insurance commission in 2006 and 2007, according to The Insurance Intermediary Market Development Report published by Chinese Insurance Regulatory Commission (“CIRC”). UIB is well positioned to take advantage of the increasing demand for insurance due primarily to the continued accumulation of wealth resulting from China’s rapid economic growth.

INVESTOR RELATIONS CONTACT
At CGNAC in Beijing:
Michael W. Zhang
Chief Financial Officer and Director
mzhang@chum.com.cn

Or,

At ICR, Inc. in the US:
Brian Prenoveau, CFA or Bill Zima
203-682-8200

RISKS AND UNCERTAINTIES; FORWARD LOOKING STATEMENTS
The transaction described herein is subject to a number of risks and uncertainties, including, but not limited to, the satisfaction of certain conditions to the closing of the proposed acquisition, including the risk that stockholder approval might not be obtained in a timely manner or at all.

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the transaction, the future financial performance of the surviving entity, the growth of the market for insurance in China, pending and future acquisitions by the surviving entity.

These forward-looking statements are based on information available to ChinaGrowth North and UIB as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing ChinaGrowth North’s or UIB’s views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

Risks that could cause actual results to differ materially from those anticipated by the forward-looking statements contained herein include difficulties encountered in integrating the merged businesses and management teams, difficulty in completing targeted acquisitions or integrating them effectively, identifying and completing additional acquisitions needed to achieve growth targets, the adverse impact of competitive product announcements, revenues and operating performance, changes in overall economic conditions, competitors’ actions, pricing and gross margin pressures, loss of key customers, policy cancellations or reduced sales, control of costs and expenses, significant litigation, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation.

Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ChinaGrowth North’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2008 (the “Annual Report”), Current Reports on Form 6-K, and other of ChinaGrowth North’s SEC filings.